American Capital Senior Floating, Ltd. 2 Bethesda Metro Center, 14th Floor Bethesda, MD 20814 T: 301-968-9310

January 13, 2014

VIA EDGAR AND EMAIL

Ms. Mary Cole, Esq.
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:	American Capital Senior Floating, Ltd. Registration Statement on Form N-2 (File. No. 333-190357) (the “Registration Statement”)

Dear Ms. Cole:

American Capital Senior Floating, Ltd., a Maryland corporation (the “Company”), respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern time, on January 15, 2014, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Company may not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify the undersigned of such effectiveness by a telephone call to Cydonii V. Fairfax at (301) 841-1384 or me at (301) 841-1405 and please confirm such effectiveness to my attention in writing by mail at the address above or by facsimile to (301) 654-6714.
Sincerely,

AMERICAN CAPITAL SENIOR FLOATING, LTD.

/s/ Samuel A. Flax
Name: Samuel A. Flax
Title: Executive Vice President and Secretary